FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TRIL

TRILLIUM THERAPEUTICS PRESENTS TTI-621 PRECLINICAL DATA AT
AACR ANNUAL MEETING AND PROVIDES CLINICAL UPDATE

Toronto, April 3, 2017 – Trillium Therapeutics Inc. (Nasdaq/TSX: TRIL) a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer, today provided the following preclinical and clinical updates on its TTI-621 program.

AACR presentations:
Today the company presents two preclinical posters at the 110th American Association for Cancer Research Annual Meeting in Washington, DC:

The first presentation (Abstract #2646), entitled “Intratumoral Delivery of TTI-621 (SIRPaFc), a CD47-Blocking Immunotherapeutic, Inhibits Tumor Growth and Prolongs Animal Survival in a Subcutaneous B Cell Lymphoma Model,” demonstrated that TTI-621 was efficacious when injected directly into tumors in a xenograft model. In addition, intratumoral TTI-621 increased the phagocytosis of tumor cells by both M1 and M2 tumor-associated macrophages. These data support the clinical evaluation of direct tumor injections of TTI-621. A Phase 1 study of intratumorally delivered TTI-621 in patients with percutaneously accessible solid tumors and mycosis fungoides is ongoing (NCT02890368).

The second presentation (Abstract #2653), entitled “The Anti-Myeloma Activity of TTI-621 (SIRPαFc), a CD47-Blocking Immunotherapeutic, is Enhanced When Combined With a Proteasome Inhibitor,” showed that TTI-621 exhibits anti-myeloma activity on its own that is further enhanced by combination with FDA-approved proteasome inhibitors, such as bortezomib and carfilzomib. These data provide a rationale to evaluate a combination cohort of TTI-621 and a proteasome inhibitor in multiple myeloma patients.

Clinical update:
The company is currently enrolling patients in the expansion phase of its ongoing Phase 1 trial of TTI-621, in patients with multiple hematologic malignancies (NCT02663518). Trillium is providing this clinical update in conjunction with the AACR presentations.

To date, 33 evaluable patients have been enrolled into the expansion phase of the trial, with several patients demonstrating preliminary evidence of anti-tumor activity. In the AML cohort, one patient with minimal residual disease (consisting of 0.7% abnormal blasts at baseline) obtained a complete molecular remission after 4 infusions of TTI-621. A second marrow analysis at week 8 confirmed a complete molecular remission, the patient continues to tolerate weekly infusions of TTI-621 and remains in continued remission for 15+ weeks.

In the TTI-621/rituximab combination cohort, 3 of 6 patients who have had at least one interval PET/CT restaging obtained partial metabolic responses, as demonstrated by decreased tumor activity on PET/CT scans. These patients with CD20-positive, B-cell lymphoma received weekly IV infusions of TTI-621 and rituximab. Manageable infusion reactions occurred in most patients after the first infusion of TTI-621 and the combination therapy has been associated with acceptable outpatient tolerability. These responding patients remain on treatment and progression-free for 19+ (DLBCL), 18+ (transformed lymphoma), and 8+ weeks (follicular lymphoma) in continuing follow-up.

“Patients with treatment-refractory lymphoma and acute myeloid leukemia continue to represent a pronounced unmet clinical need,” said Trillium’s Chief Medical Officer, Eric Sievers, MD. “We and the clinical investigators are encouraged that several of the patients treated with the TTI-621/rituximab combination obtained robust lymphoma regressions. Moreover, while anecdotal, the achievement of complete molecular remission in a patient with relapsed AML is intriguing. Taken together, we believe that the multiple clinical responses observed across varied hematologic malignancies to date is promising.”

Details of these clinical responses with further follow-up will be reported at scientific symposia later this year.

About Trillium Therapeutics
Trillium Therapeutics Inc. is a clinical stage immuno-oncology company developing innovative therapies for the treatment of cancer. The company’s lead program, SIRPaFc (TTI-621), is a fusion protein that consists of the CD47-binding domain of human SIRPa linked to the Fc region of a human immunoglobulin (IgG1). It is designed to act as a soluble decoy receptor, preventing CD47 from delivering its inhibitory (“do not eat”) signal. Neutralization of the inhibitory CD47 signal enables the activation of macrophage anti-tumor effects by pro-phagocytic (“eat”) signals. A Phase 1 clinical trial (NCT02663518) evaluating SIRPaFc is ongoing in advanced hematologic malignancies, and a second Phase 1 trial is underway in solid tumors (NCT02890368). TTI-622 is an IgG4 SIRPaFc protein, which is primarily being developed for combination therapy. An IND filing is targeted for 2H/17. Trillium also has a proprietary medicinal chemistry platform, using unique fluorine chemistry, which permits the creation of new chemical entities from validated drugs and drug candidates with improved pharmacological properties. Stemming from this platform, the company’s most advanced preclinical program is an orally-available bromodomain inhibitor, followed by an epidermal growth factor receptor antagonist with increased uptake in the brain. In addition, a number of compounds directed at undisclosed immuno-oncology targets are currently in the discovery phase.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information
This press release contains forward-looking statements within the meaning of applicable United States securities laws and forward looking information within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Forward-looking statements in this press release include statements about, without limitation, Trillium's belief that one monotherapy AML patient obtained a complete molecular remission, and that 3 of the 6 TTI-621/rituximab combination cohort patients assessed by PET/CT restaging experienced partial metabolic responses, and our expectation that TTI-621 meaningfully contributed to the combination treatment. With respect to the forward-looking statements contained in this press release, Trillium has made numerous assumptions regarding, among other things: the effectiveness and timeliness of preclinical and clinical trials; and the completeness, accuracy and usefulness of the data. While Trillium considers these assumptions to be reasonable, these assumptions are inherently subject to significant scientific, business, economic, competitive, market and social uncertainties and contingencies. Additionally, there are known and unknown risk factors that could cause Trillium's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained in this press release. Known risk factors include, among others: positive preliminary results from early-stage clinical trials may not be indicative of the final results from the trial or be indicative of favorable outcomes in later-stage clinical trials and data are subject to audit for inclusion in the final clinical trial database; clinical data may not demonstrate adequate efficacy and safety to result in regulatory approval to market any of our product candidates in any jurisdiction; given the early stage of Trillium’s product development, there can be no assurance that its research and development programs will result in regulatory approval or commercially viable products and that Trillium can adequately demonstrate TTI-621’s individual contribution in a combination therapy; clinical trials may be more costly or take longer to complete than anticipated, and may never be initiated or completed, or may not generate results that warrant future development of the tested drug candidate; Trillium may not receive the necessary regulatory approvals for the clinical development of Trillium's products; economic and market conditions may worsen; and market shifts may require a change in strategic focus. A more complete discussion of the risks and uncertainties facing Trillium appears in Trillium's Annual Report on Form 20-F and Trillium's continuous disclosure filings, which are available at www.sedar.com and at www.sec.gov. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Trillium disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

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Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com

Investor and Media Relations:
Mark Corbae
Canale Communications for Trillium Therapeutics
619-849-5375
mark@canalecomm.com